As filed with the Securities and Exchange Commission on September 27, 2007

Registration No. 333-12498

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

PUBLICIS GROUPE S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

The Republic of France

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of amended and restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and 18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16

soliciting material

and 18

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17

dividends, splits or plans of reorganization

and 18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Articles number 2, 3, 4, 5, 6, 8,

withdraw the underlying securities

and 22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports published by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of December 10, 1997, as amended and restated as of September 11, 2000, as further amended and restated as of ____________, 2007, among Publicis Groupe S.A., The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

c.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

f.

Powers of Attorney (incorporated by reference to Publicis Groupe S.A.’s Registration Statement on Form F-6 (File No. 333-12498, filed September 11, 2000)).

g.

Power of Attorney – Filed herewith as Exhibit 2.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, September 27, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, nominal value e0.40 each, of Publicis Groupe S.A.

By:

The Bank of New York,
 As Depositary

By:  /s/ Keith G. Galfo

Name:  Keith G. Galfo

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Publicis Groupe S.A. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Paris, France on September 27, 2007.

Publicis Groupe S.A.

By:  /s/ Maurice Lévy
Name: Maurice Lévy
Title:   Chief Executive Officer and Chair-man of the Management Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on September 27, 2007.

Signature	Title
__________*_____________ Elisabeth Badinter	Chairperson of the Supervisory Board
_________*______________ Sophie Dulac	Vice-Chairperson of the Supervisory Board
_________*______________ Monique Bercault	Member of the Supervisory Board
________________________ Leone Meyer	Member of the Supervisory Board
__________*_____________ Helene Ploix	Member of the Supervisory Board
________________________ Simon Badinter	Member of the Supervisory Board
__________*_____________ Michel Cicurel	Member of the Supervisory Board
________________________ Michel David-Weill	Member of the Supervisory Board
________________________ Michel Halperin	Member of the Supervisory Board
_______________________ Tateo Mataki	Member of the Supervisory Board
______________________ Yutaka Narita	Member of the Supervisory Board
______________________ Felix George Rohatyn	Member of the Supervisory Board
________*_____________ Amaury de Seze	Member of the Supervisory Board
________*_____________ Henri-Calixte Suaudeau	Member of the Supervisory Board
________*_____________ Gerard Worms	Member of the Supervisory Board
/s/ Maurice Lévy Maurice Lévy	Principal Executive Officer
/s/ Jean-Michel Etienne Jean-Michel Etienne	Chief Financial Officer and Chief Accounting Officer
/s/ John Betley John Betley	Authorized Representative in the U.S.

* By:  /s/ Maurice Lévy

Name:

Maurice Lévy

Title:

Attorney-in-fact

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of December 10, 1997, as amended and restated as of September 11, 2000, as further amended and restated as of ____________, 2007, among Publicis Groupe S.A., The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2

Power of Attorney.